GENTOR RESOURCES INC.

(the "Company")

VOTING INSTRUCTION FORM ("VIF")

Annual and Special Meeting
August 31, 2018 at 11:00 a.m. Toronto Time
Offices of Irwin Lowy LLP, 365 Bay Street, Suite 400
Toronto, Ontario, Canada
(the "Meeting")

RECORD DATE: July 16, 2018
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR VIF: August 30, 2018 at 4:00 p.m. Toronto Time

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Donat K. Madilo, Chief Financial Officer** of the Company, or failing him, **Geoffrey G. Farr, Corporate Secretary** of the Company ("Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	WITHHOLD
a) Arnold T. Kondrat	☐	☐
b) Richard J. Lachcik	☐	☐
c) William R. Wilson	☐	☐

2. Appointment of Auditors	FOR	WITHHOLD
Reappointing UHY McGovern Hurley LLP, Chartered Professional Accountants and Licensed Public Accountants, as the auditors of the Company, to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be approved by the directors of the Company.	☐	☐

3. Amendment to Stock Option Plan	FOR	AGAINST
The ordinary resolution approving, confirming and ratifying an amendment to the Company's Stock Option Plan ("**Plan**") to provide that the total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares of the Company, from time to time.	☐	☐

4. Share Consolidation	FOR	AGAINST
The special resolution authorizing the consolidation of the issued and outstanding common shares of the Company by changing each two (2) common shares of the Company into one (1) common share of the Company (the "**Share Consolidation**"), and the adoption of an amendment to the memorandum of association of the Company to reflect the Share Consolidation, as described in the Circular.	☐	☐

5. Share Capital Increase	FOR	AGAINST
The special resolution authorizing an increase in the authorized share capital of the Company by changing the authorized share capital of the Company from US$50,000 divided into 62,500,000 common shares with a par value of US$0.0008 per share to US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share (the "**Share Capital Increase**"), and the adoption of an amendment to the memorandum of association of the Company to reflect the Share Capital Increase, as described in the Circular.	☐	☐

This VIF revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of beneficial owner(s) *Date (MM/DD/YYYY)*

TMX | TSX Trust

Voting Instructions – Guidelines and Conditions

The Company is providing you the enclosed proxy-related materials for their security holder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner on the reverse). The Voting Instruction Form ("VIF") is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions.

The completed VIF should be delivered to TSX Trust Company, in the envelope provided or by fax to 416-595-9593. Alternatively, if available, you may vote online at www.voteproxyonline.com. The matters to be voted on at the Meeting are set out on the reverse.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

THIS VOTING INSTRUCTION FORM MUST BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE DEADLINE SPECIFIED ON THE REVERSE IN THE UPPER LEFT SECTION OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING.

Voting Instructions and Authority - Notes

1. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendation highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
2. The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.
3. If internet voting is available, you can provide your voting instructions on the website noted on the reverse.
4. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the security holders of the Company.
5. This form does not convey any right to vote in person at the Meeting. **We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted.**
6. Guidelines for proper execution of the proxy/VIF are available at www.stac.ca. Please refer to the Proxy Protocol.

For assistance, please contact TSX Trust Company.

Mail:	TSX Trust Company 301 - 100 Adelaide Street West Toronto, ON M5H 4H1
Telephone:	416-361-0930
Facsimile:	416-595-9593
Email:	TMXEInvestorServices@tmx.com

Appointing yourself or someone else to vote your securities

If you want to attend the Meeting and vote in person at the Meeting or appoint another person to do so, write your name or the name of the person attending the Meeting in the space labeled "*Please print appointee name*" on the VIF and return it. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. When you or your Appointee arrives at the Meeting, they should give their name to the scrutineers and state that they are a proxy appointee. The Appointee must attend the Meeting in order for your securities to be voted.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of the Company and as such request the following:

☐ **Annual Financial Statements with MD&A**

☐ **Interim Financial Statements with MD&A**

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

GENTOR RESOURCES INC.
2018